June 29, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (301)592-8145

Mr. Robert L. Harris
10801 Lockwood Drive, Suite 370
Silver Spring, MD 20901

Re:	KH Funding Company
	Amendment Number One on Form SB-2
      Filed June 10, 2005
	File No. 333-124155

Dear Mr. Harris:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide the final executed version of the First
Supplemental Indenture.

2. Please file updated consents for all audited financial statements included in your next filing.

3. Please be consistent in your reference to the "2005 Equity
Incentive Plan". In your registration statement, you refer to it as the "2005 Incentive Stock Plan" but the document filed as Exhibit
10.3 is titled "2005 Equity Incentive Plan."


Prospectus Summary, page 1

4. Revise this section to either remove the description of your company as providing "banking services" or to clarify that you are not a bank and are not subject to bank regulatory oversight nor are your notes covered by any insurance fund.

Risk Factors, page 6

5. Add a risk factor to the beginning of the Risk Factors Section that clearly discusses the fact that you are reliant upon new issuances of notes in order to cover not only principal but also to meet your variable costs. In particular, we note that you generate significant net cash outflows from your investing activities and operations.

Risks Related to Our Business, page 9

6. Please include in this section, a discussion of your intentions to increase your purchases of subprime loans as contemplated on page
19.

7. Please clarify the penultimate sentence of the first paragraph of this section discussing "hard collateral" loans.

Comparison of Operating Results for Years ended December 31, 2004 and
2003, page 15

8. Although you have revised this section to define what net interest income is, you do not provide a discussion of your net interest income for the years and stub periods presented. Therefore, we reissue comment 23.

9. Revise your discussion of your holdings of 90-day past due mortgages to note the amount of accrued interest that you included in your net interest income calculations in each earnings period.

Redemption of Notes Payable, page 18

10. Please address the consequences if you are unable to fully meet your note obligations on demand.

Description of the Notes, page 33

11. Please advise us how the customers will execute new subscription agreements each time they deposit money into their checking accounts, as discussed in your response to comment 39. Make appropriate revisions to this section to fully discuss the deposit and withdrawal procedures.

12. Revise this section to provide a complete discussion of the "checking account" features of the one-day notes. In particular, please detail the correspondent nature of the checking accounts and your relationship with Bank of America.

13. Revise this section to confirm, if true, that by "Federal-
Funds"
target rate, you mean the rate announced by the Federal Reserve
Board
of Governors at the monthly and quarterly meetings.

Legal and Enforceability Opinion of Whiteford, Taylor & Preston

14. In the penultimate sentence of the second paragraph, please take out your reference to mixed questions of law and fact. You may only make assumptions as to matters of fact, not law.

15. In the fourth paragraph of your opinion, please remove the second qualification pertaining to future applicable law and court decisions. It detracts from your opinion which should opine to the legality and enforceability of the notes as of the date of the opinion.

Marketing Materials

16. With respect to all marketing materials, printed or electronic, wherever comparison is made between the Notes and the money market or bank savings account rates, revise to include a statement in close succession indicating that the accounts are not money market or bank accounts and noting the principal ways in which the notes are different from money market funds or bank accounts. In particular, discuss the riskier nature of an investment in your securities compared to an investment in bank CD`s, commercial paper or treasury securities.

17. Revise all marketing materials to state prominently that the Notes are secured or unsecured, senior debt obligations and are not
FDIC insured, and that they do not constitute a bank account. Throughout the materials, wherever you discuss the advantages of the
Notes, please balance the statements with this disclosure.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Kathryn McHale at (202) 551-3464 or me at
(202)
551-3419 with any questions regarding these comments.

						Sincerely,



						Christian Windsor
						Special Counsel


cc:	Sonia Galindo, Esq.
	Scott Freed, Esq.
	Whiteford, Taylor & Preston LLP
	Seven Saint Pail Street, Suite 1500
	Baltimore, MD 21202